                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.__)*

                                  ACTV, INC.
                               (Name of Issuer)

                         Common Stock, $.10 par value
                         ----------------------------
                        (Title of Class of Securities)

                           Common Stock 000 88E 10 4
                           -------------------------
                                (CUSIP Number)

     Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                           Tele-Communications, Inc.
    Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111 (303-267-5500)
    -----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              SEPTEMBER 21, 1998
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Exhibit Index is on Page:  10

Common Stock CUSIP No. 000 88E 10 4


--------------------------------------------------------------------------------
     (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

             TELE-COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
     (2)     Check the Appropriate Box if a Member of a Group
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
     (3)     SEC Use Only

--------------------------------------------------------------------------------
     (4)     Source of Funds
             WC

--------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
     (6)     Citizenship or Place of Organization
             Delaware
--------------------------------------------------------------------------------
Number of    (7)  Sole Voting Power           5,000,000 Shares of Common Stock*
Shares Bene-      --------------------------------------------------------------
ficially     (8)  Shared Voting Power         0 Shares
Owned by          --------------------------------------------------------------
Each Report- (9)  Sole Dispositive Power      5,000,000 Shares of Common Stock*
ing Person        --------------------------------------------------------------
With         (10) Shared Dispositive Power   0 Shares

--------------------------------------------------------------------------------
     (11)    Aggregate Amount Beneficially Owned by Each Reporting Person

                       5,000,000 Shares of Common Stock*

--------------------------------------------------------------------------------
     (12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              [_]

--------------------------------------------------------------------------------
     (13)    Percent of Class Represented by Amount in Row (11)*

             Common Stock, Par Value $.10              17.4%

--------------------------------------------------------------------------------
     (14)    Type of Reporting Person

                     HC, CO

----------------------

* Includes 2,500,000 shares of Common Stock issuable upon exercise of a Warrant beneficially owned by the Reporting Person, which Warrant is exercisable, in accordance with the provisions specified therein, at any time prior to 5:00 p.m. Denver, Colorado time on September 22, 2008. (See Item 6 herein.)

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

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. __)

                                 Statement of

                           TELE-COMMUNICATIONS, INC.

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                                  ACTV, INC.
                        (Commission File No. 001-10377)


ITEM 1.  Security and Issuer
         -------------------

         Tele-Communications, Inc., a Delaware corporation ("TCI"), is filing this Statement on Schedule 13D (this "Statement") with respect to the Common Stock, par value $.10 per share (the "Common Stock"), of ACTV, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1270 Avenue of the Americas, New York, New York, 10020.

ITEM 2.  Identity and Background
         -----------------------

         The reporting person is TCI, whose principal business address is 5619 DTC Parkway, Englewood, Colorado 80111.

         TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies. TCI is a Delaware corporation and was incorporated in 1994. TCI Communications, Inc. ("TCIC"), a majority owned subsidiary of TCI, and its predecessors have been engaged in the cable television business since the early 1950's. Prior to August 1994, TCI was named TCI/Liberty Holding Company and TCIC was named Tele-Communications, Inc.

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer and controlling person of TCI: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

         To the knowledge of TCI, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of

TCI) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         TCI currently beneficially owns, through its wholly-owned subsidiary Liberty Media Corporation ("LMC"), a total of 5,000,000 shares of Common Stock. LMC acquired such shares of Common Stock pursuant to the terms of a Securities Purchase Agreement, dated as of September 11, 1998 (the "Agreement"), between LMC and the Issuer. In accordance with the Agreement, the Issuer issued, to LMC, 2,500,000 shares of Common Stock and a warrant (the "Warrant"), exercisable pursuant to the terms thereof at any time prior to 5:00 p.m. Denver, Colorado time on September 22, 2008, for the purchase of up to an additional 2,500,000 shares of Common Stock (the "Warrant Stock"). As consideration for the Common Stock and the Warrant, LMC paid to the Issuer the sum of $5,000,000. Also in accordance with the terms of the Agreement, LMC and the Issuer caused their respective subsidiaries, Liberty IATV Events, Inc. and ACTV Entertainment, Inc., to form a Delaware limited liability company, LMC IATV Events, LLC (the "LLC"), pursuant to an operating agreement, dated September 21, 1998 (the "Operating Agreement"), for the purpose of providing, through a sub-license agreement with ACTV Entertainment, Inc. (the "Sub-license Agreement"), for the LLC's use of Issuer-owned individualized programming technologies currently licensed to ACTV Entertainment, Inc. The initial term of the Sub-license Agreement is five years. As a result of the purchase of the Common Stock and the Warrant, on September 21, 1998 TCI became a greater than 5% beneficial owner of the Common Stock of the Issuer.

         The foregoing summary of the terms of the Agreement is qualified in its entirety by reference to the text of the Agreement, filed as Exhibit 7(a) to this Statement, and the Warrant, filed as Exhibit 7(b) to this Statement, which Exhibits are incorporated herein by this reference.

ITEM 4.  Purpose of Transaction
         ----------------------

         TCI currently holds its interest in the Issuer for investment purposes. Neither TCI nor, to the best of its knowledge, any of its executive officers, directors or controlling persons has any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer (except as may be acquired pursuant to terms of the Warrant described in Item 6 below);
(ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, TCI may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, TCI will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to TCI, developments with respect to the business of TCI, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Issuer. TCI reserves the right, depending on other relevant factors, to acquire additional shares of the Common Stock of the Issuer upon exercise of the Warrant described in Item 6 below or in open market or in privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Common Stock of the Issuer, or to change its intention with respect to any or all of the matters referred to in this Item.


ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) TCI presently beneficially owns, through its wholly-owned subsidiary LMC, 5,000,000 shares of Common Stock. The 5,000,000 shares of Common Stock beneficially owned by TCI represent 17.4% of the sum of such shares and the shares of the Common Stock outstanding on September 21, 1998.

         To the knowledge of TCI, none of the Schedule 1 Persons has any interest in any securities of the Issuer.

         (b) TCI, through its subsidiary, LMC, has sole power to vote or to direct the voting of the shares of the Common Stock that TCI beneficially owns and sole power to dispose of, or to direct the disposition of, such shares of Common Stock.

         (c) Except for the securities of the Issuer acquired in connection with the transaction described in Item 3 hereof, neither TCI nor, to the knowledge of TCI, any of the persons named on Schedule 1, has executed transactions in the Common Stock of the Issuer during the past sixty (60) days.

         (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by TCI.

         (e)  Not applicable.


ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         LMC acquired 2,500,000 shares of Common Stock and a Warrant for the purchase of up to an additional 2,500,000 shares of Common Stock pursuant to the Agreement. LMC acquired ownership of the Common Stock and the Warrant from the Issuer on September 21, 1998.

         The Warrant may be exercised by LMC on any business day at any time or from time to time for all or any part, including a fractional part, of the number of shares of Warrant Stock purchasable at such exercise time; provided, however, that such exercises must be made prior to 5:00 p.m. Denver, Colorado time on September 22, 2008. The Warrant provides for the adjustment of the purchase price and the number of shares of Warrant Stock upon the occurrence of certain events. A copy of the Warrant is attached hereto as Exhibit 7(b).

         Pursuant to the Agreement, the Issuer granted LMC registration rights for the outstanding Common Stock purchased pursuant thereto, the Warrant Stock, and any other Common Stock held by LMC (collectively, the "Registrable Securities"). The registration rights are exercisable, on demand, as to any of the Registrable Securities as LMC specifies in its demand, on a maximum of three occasions; provided, however, that LMC shall have no right to demand registration if all of the Registrable Securities are either freely tradeable in a single transaction under Rule 144(k) of the Securities Act of 1933 (the "1933 Act") or are then subject to an effective registration statement under the 1933 Act. The Agreement restricts the transfer of the Common Stock and the Warrant Stock unless such transfer is made pursuant to an effective registration statement under the 1933 Act or an opinion of counsel to LMC that no such registration is required under the 1933 Act. A copy of the Agreement is attached hereto as Exhibit 7(a). In addition, LMC and its affiliates must retain the beneficial ownership of a Warrant or Warrants representing the right to purchase at least 500,000 shares of Warrant Stock (as adjusted in accordance with the terms of the Warrant) until September 21, 2000. That restriction will not affect LMC's right to exercise any or all of the Warrants or to transfer any or all of the Warrant Stock.

         Pursuant to the Agreement, for so long as LMC owns, in its own name or in the name of one or more subsidiaries, at least 10% of the outstanding shares of Common Stock of Issuer, and thereafter so long as LMC owns, in its own name or in the name of one or more subsidiaries, at least 5% of the outstanding shares of Common Stock of Issuer and the shares of Common Stock so owned number at least 2,500,000, LMC shall have the right, upon request, to have its designee nominated to the Board of Directors of Issuer. Issuer shall use reasonable effort to cause LMC's designee to be nominated and elected to the Board of Directors including, but not limited to, expansion of the number of directors on the Board.

         Except as described above and in Item 3 hereof, there are no other contracts, arrangements, understandings or relationships among LMC and other persons with respect to the Common Stock of the Issuer.


ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

         (a) Securities Purchase Agreement, dated as of September 11, 1998, by and between ACTV, Inc. and Liberty Media Corporation
         (b) Warrant No. LMC-1 to Purchase Common Stock of ACTV, Inc., granted to Liberty Media Corporation on September 21, 1998



                         [Signature on following page]

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


September 30, 1998                     TELE-COMMUNICATIONS, INC.



                                       /s/ Stephen M. Brett
                                       --------------------
                                       Stephen M. Brett
                                       Executive Vice President and
                                       Secretary

                                  SCHEDULE 1
                                  ----------

             Directors, Executive Officers and Controlling Persons
                                      of
                       Tele-Communications, Inc. ("TCI")

                                   DIRECTORS
                                   ---------

Name                     Principal Occupation &                           Principal Business or Organization in
----                     Business Address                                 Which such Employment Is Conducted
                         ----------------------                           -------------------------------------

Donne F. Fisher          Consultant & Director of TCI; Business           Cable television & telecommunications
                         Executive                                        & programming services
                         5619 DTC Parkway
                         Englewood, CO 80111

John W. Gallivan         Director of TCI; Director of                     Newspaper publishing
                         Kearns-Tribune Corporation
                         400 Tribune Building
                         Salt Lake City, UT 84111

Paul A. Gould            Director of TCI; an Executive Vice President     Investment banking services
                         & a Managing Director of
                         Allen & Company Incorporated
                         711 5th Avenue
                         New York, New York 10022

Leo J. Hindery, Jr.      President, Chief Operating Officer & Director    Cable television & telecommunications
                         of TCI                                           & programming services
                         5619 DTC Parkway
                         Englewood, CO 80111

Jerome H. Kern           Vice Chairman of the Board & a Director of       Business Consulting; Law
                         TCI; Consultant; Special Counsel
                         to Baker & Botts, L.L.P.
                         5619 DTC Parkway
                         Englewood, CO 80111

Kim Magness              Director of TCI; Business Executive              Management of various business
                         4000 E. Belleview                                enterprises
                         Englewood, CO 80111

John C. Malone           Chairman of the Board, Chief Executive Officer   Cable television & telecommunications
                         & Director of TCI                                & programming services
                         5619 DTC Parkway
                         Englewood, CO 80111

Robert A. Naify          Director of TCI; President & Chief Executive     Provider of services to the motion
                         Officer of Todd-AO Corporation                   picture industry
                         172 Golden Gate Avenue
                         San Francisco, CA 94102

Name            Principal Occupation &                           Principal Business or Organization in
----            Business Address                                 Which such Employment Is Conducted
                ----------------------                           -------------------------------------

J.C. Sparkman   Consultant & Director of TCI                     Cable television & telecommunications
                5619 DTC Parkway                                 & programming services
                Englewood, CO 80111

                              EXECUTIVE OFFICERS
                              ------------------

Robert R.       Executive Vice President of TCI                  Cable television & telecommunications
 Bennett        5619 DTC Parkway                                 & programming services
                Englewood, CO 80111

Stephen M.      Executive Vice President, Secretary              Cable television & telecommunications
 Brett          & General Counsel of TCI                         & programming services
                5619 DTC Parkway
                Englewood, CO 80111

Gary S. Howard  Executive Vice President of TCI                  Cable television & telecommunications
                5619 DTC Parkway                                 & programming services
                Englewood, CO 80111
Marvin L.       Executive Vice President of TCI                  Cable television & telecommunications
 Jones          5619 DTC Parkway                                 & programming services
                Englewood, CO 80111

Ann M. Koets    Executive Vice President of                      Cable television & telecommunications &
                TCI Communications, Inc.                         programming services
                5619 DTC Parkway
                Englewood, CO  80111

Larry E.        Executive Vice President of TCI                  Cable television & telecommunications
 Romrell        5619 DTC Parkway                                 & programming services
                Englewood, CO 80111

Bernard W.      Senior Vice President & Treasurer of TCI         Cable television & telecommunications
 Schotters, II  5619 DTC Parkway                                 & programming services
                Englewood, CO 80111


                                 EXHIBIT INDEX
                                 -------------

----------------------------------------------------------------------------------------------------------
EXHIBIT                                          EXHIBIT                                              PAGE
 NUMBER
----------------------------------------------------------------------------------------------------------
7(a)           SECURITIES PURCHASE AGREEMENT, DATED AS OF SEPTEMBER 11, 1998, BY AND                    11
               BETWEEN ACTV, INC. AND LIBERTY MEDIA CORPORATION
7(b)           WARRANT NO. LMC-1 TO PURCHASE COMMON STOCK OF ACTV, INC. ISSUED TO LIBERTY               27
               MEDIA CORPORATION


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